As filed with the Securities and
                     Exchange Commission on January 12, 2005.
                             Registration No. 333-[        ]
                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     _____________________________________
                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
         THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                              ____________________
                           Hurray! Holding Co., Ltd.
   (Exact name of issuer of deposited securities as specified in its charter)
                                  ____________
                                      N/A
                  (Translation of issuer's name into English)
                                 _____________
                                 Cayman Islands
           (Jurisdiction of incorporation or organization of issuer)
             _____________________________________________________
                                 Citibank, N.A.
             (Exact name of depositary as specified in its charter)
                             ______________________
                           111 Wall Street. New York
                               New York N.Y.10043
                                 (212) 657-5100
       (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                             ______________________
                             CT Corporation System
                                111 Eight Avenue
                            New York, New York 10011
                                 (212) 894-8940
 (Address, including zip code, and telephone number, including area code, of agent for service)
              ___________________________________________________

                                   Copies to:

    Steven L. Toronto, Esq.                       Jonathan Stone, Esq.
      Charles Comey, Esq.                           Edward Lam, Esq.
    Morrison & Foerster LLP            Skadden, Arps, Slate, Meagher & Flom LLP
 Suite 3408, China World Tower 2            30th Floor, Tower 2 Lippo Centre
    1 Jian Guo Men Wai Avenue                    89 Queensway, Central
   Beijing, People's Republic                         Hong Kong
        of China 100004                           (852) 2820 0700
      (86-10) 6505-9090


              ____________________________________________________

It is proposed that this filing become effective under Rule 466: /_/ immediately upon filing
                                                                 /_/ on (Date)
                                                                     at (Time).

If a separate registration statement has been filed to register the deposited shares. Check the following box: |X|


--------------------------------------------------------------------------------------------------------------------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------------
                                                       Proposed Maximum      Proposed Maximum
   Title of Each Class of          Amount to be        Aggregate Price          Aggregate         Amount of Registration
 Securities to be Registered        Registered             Per Unit*          Offering Price**             Fee
--------------------------------------------------------------------------------------------------------------------------
 American Depositary Shares
representing ordinary shares
of Hurray! Holding Co., Ltd.         100,000,000          $5.00                $5,000,000             $588.50
--------------------------------------------------------------------------------------------------------------------------

* For the purpose of this table only, each Unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.


                  PART I - INFORMATION REQUIRED IN PROSPECTUS

Item 1.    Description of Securities to be Registered

                             Cross Reference Sheet

Item Number and Caption                                 Location in Form of American Depositary Receipt
                                                        Filed Herewith as Prospectus

1. Name and address of depositary                       Face of Receipt, introductory paragraph and final
                                                        sentence on face

2. Title of American Depositary Receipts and            Face of Receipt, top center and introductory
introductory identity of deposited securities           paragraph

Terms of Deposit:

(i) The amount of deposited securities represented by   Face of Receipt, upper right corner and
one unit of American Depositary Shares                  introductory paragraph

(ii) The procedure for voting, if any, the deposited    Reverse of Receipt, paragraph (17)
securities

(iii) The collection and distribution of dividends      Face of Receipt, paragraphs (2) and (4), Reverse of
                                                        Receipt, paragraph (14)

(iv) The transmission of notices, reports and proxy     Face of Receipt, paragraph (13), Reverse of
soliciting material                                     Receipt, paragraph (17)

(v) The sale or exercise of rights                      Face of Receipt, paragraphs (1), (2) and (4),
                                                        Reverse of Receipt, paragraphs (14), (15) and (16)

(vi) The deposit or sale of securities resulting from   Face of Receipt, paragraphs (3) and (7), Reverse of
dividends, splits or plans of reorganization            Receipt, paragraphs (14) and (18)

(vii) Amendment, extension or termination of the        Reverse of Receipt, paragraphs (22) and (23), no
deposit agreement                                       provision for extension

(viii) Rights of holders of Receipts to inspect the     Face of Receipt, paragraph (13)
transfer books of the Depositary and the list of
holders of Receipts

(ix) Restrictions upon the right to deposit or          Face of Receipt, paragraphs (2), (3), (4), (6),
withdraw the underlying securities                      (7), (9) and (10)

(x) Limitation upon the liability of the depositary     Reverse of Receipt, paragraphs (17), (18), (19) and
                                                        (20)

3. Fees and Charges                                     Face of Receipt, paragraph (10)


Item 2.    Available Information

Item Number and Caption                                 Location in Form of American Depositary Receipt
                                                        Filed Herewith as Prospectus

2(a) Statement that the foreign issuer furnishes the    Face of Receipt, paragraph (13).
Commission with certain public reports and documents
required under the Securities Exchange Act of 1934
and documents can be inspected by holders of American
Depositary Receipts and copied at public reference
facilities maintained by the Commission located at
Judiciary Plaza, 450 Fifth Street, N.W., Washington,
D.C. 20549



                PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    Exhibits

     (a) Form of Deposit Agreement (including the form of American Depositary Receipt), among Hurray! Holding Co., Ltd., Citibank, N.A. as Depositary, and each beneficial owner and holder from time to time of American Depositary Receipts issued thereunder.

     (b)   Not applicable.

     (c)   Not applicable.

     (d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Depositary, as to the legality of the securities being registered.

     (e)   Not applicable.

Item 4.    Undertakings

     (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

     (b) If the amount of fees are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary hereby undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Hurray! Holding Co., Ltd., Citibank, N.A. as depositary, and all holders and beneficial owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of January, 2005.

                                           Legal entity created by the Deposit
                                           Agreement under which the American
                                           Depositary Shares registered
                                           hereunder are to be issued, every
                                           one (1) American Depositary Share
                                           representing one hundred (100)
                                           registered shares, par value
                                           US$0.00005 per share, of Hurray!
                                           Holding Co., Ltd.

                                           Citibank, N.A., solely in its
                                           capacity as Depositary


                                           By: /s/ Susan A. Lucanto
                                               -----------------------------
                                               Name:  Susan A. Lucanto
                                               Title: Vice President

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, China, on 12th day of January, 2005.

                                           Hurray! Holding Co., Ltd.


                                           By: /s/ Jesse Liu
                                               -----------------------------
                                           Name:  Jesse Liu
                                           Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  (principal financial and
                                                  accounting officer)

                               POWERS OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Qindai Wang and Jesse Liu to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities:


Signature                          Title
---------                          -----


/s/ Qindai Wang
---------------------------
Qindai Wang                        President, Chief Executive Officer and Director
                                   (principal executive officer)


/s/ Jesse Liu
---------------------------
Jesse Liu                          Senior Vice President, Chief Financial Officer and a
                                   Director (principal financial and accounting officer)


/s/ Robert Mao
---------------------------
Robert Mao                         Director


/s/ Daniel Auerbach
---------------------------
Daniel Auerbach                    Director


/s/ Scott Bonham
---------------------------
Scott Bonham                       Director


/s/ Songzuo Xiang
---------------------------
Songzuo Xiang                      Director


/s/ Shudan Zhang
---------------------------
Shudan Zhang                       Director


/s/ Scott Bonham
---------------------------
Scott Bonham                       U.S. Representative


                               INDEX TO EXHIBITS

Exhibit Number          Exhibit

(a) Form of Deposit Agreement dated as of [date], [year] among Hurray! Holding Co., Ltd., Citibank, N.A.
                        as depositary, and each beneficial owner and holder from time to time of American Depositary Receipts issued thereunder.

(d) Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Depositary, as to the legality of the securities to be registered.